

June 9, 2010

Rick R. Holley
Chief Executive Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104

**Re:     Plum Creek Timber Company, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2009**
**Filed February 25, 2010**
**File No. 001-10239**

Dear Mr. Holley:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Properties, Page 16</u>

1. We note your response to comment 1 of our letter dated May 17, 2010 that you believe such disclosure regarding the nature of your title in such properties and restrictions to encumber your timberlands is already disclosed in the Form 10-K. However, we were unable to locate all of the requested disclosure in your filing. Please direct us to the specific location in the filing that describes the nature of your title or interest in such properties and the detailed description of all material mortgages, liens or other encumbrances against such properties.  If all of this disclosure is not contained in the filing, please include such disclosure in future filings and tell us how you intend to comply.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 if you have questions regarding the processing of your response as well as any questions regarding comments on your Form 10-K.

                                Sincerely,


                                Tom Kluck
                                Branch Chief

Rick R. Holley
Plum Creek Timber Company, Inc.
June 9, 2010
Page 3

cc:     David W. Lambert
        Plum Creek Timber Company, Inc.
        Via Facsimile: (206) 467-3790